U.S. Securities and Exchange Commission
                             Washington, D.C. 20549



                                  FORM 10-SB/A
                                 AMENDMENT NO. 2




              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                              RIMPAC RESOURCES LTD.
                 (Name of Small Business Issuer in its charter)

           NEVADA                                       91-1921379
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)


     11930 MENAUL BOULEVARD, N.E., SUITE 107, ALBUQUERQUE, NEW MEXICO 87112
       (Address of principal executive offices)             (Zip Code)

                    Issuer's telephone number: (505) 298-8235

        Securities to be registered under Section 12(b) of the Act: NONE

           Securities to be registered under Section 12(g) of the Act:

                         COMMON STOCK, $0.001 PAR VALUE
                                (Title of class)

Exhibit index on page 34                                      Page 1 of 34 pages


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                                     PART I

ITEM 1.       DESCRIPTION OF BUSINESS.

           Rimpac Resources Ltd. (the "Company"), was organized under the laws of the State of Nevada on January 26, 1998, to acquire a mineral exploration permit and to explore for precious metals in the State of Arizona. The Company subsequently acquired a mineral exploration permit issued by the State of Arizona and intended to explore for gold mineralization on the Goldstone Prospect within the permit area. However, the Company was unable to secure financing for the intended exploration and the world market price of gold was on the decline. As a result, the Company has abandoned its operations and the permit was not renewed, as more fully described below under "Prior Operations".

           The Company may now be considered as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Company's sole officer and director has elected to commence implementation of the Company's principal business purpose, as more fully described below under "Plan of Operations".

           The Company is filing this registration statement on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

           The proposed business activities classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities or undertake any offering of the Company securities, either debt or equity, until such time as the Company has successfully implemented its business plan.

           The Company's offices are located at 11930 Menaul Boulevard, N.E., Suite 107, Albuquerque, New Mexico 87112, and its telephone number is (505) 298-8235. Our registered office and records are located at One East First Street, Reno, Nevada.

PRIOR OPERATIONS

           On March 28, 1998, the Company entered into a related party Assignment of Lease and Purchase Option agreement with its sole officer and director, Mr. Leroy Halterman. See Exhibit 10.1. According to the agreement, Mr. Halterman assigned to the Company all of his rights and interests in the Mineral Exploration Permit Number 08-103044 issued by the State of Arizona in exchange for 500,000 shares of the Company's common stock. The Company assumed all of the terms and obligations of the permit, and the deemed value of the permit was $1,250.

           The Mineral Exploration Permit Number 08-103044 allowed the Company to prospect and explore for minerals on approximately 160 acres of land located in Cochise County, Arizona, and included all of the north half of the southwest quarter and south half of the northwest quarter of Section 28, T20S, R23E SE. Please see Exhibit 10.2. The Mineral Exploration Permit was valid for five years, expiring on September 16, 2002. The State of Arizona required an annual renewal payment for the last four years equal to $1.00 per acre, the first two years of which were prepaid by Mr. Halterman, along with a $100.00 filing fee to obtain the permit. The State of Arizona also required a $100.00 filing fee for each renewal period. Mr. Halterman posted a $3,000 cash bond on the property, which has been repaid to Mr. Halterman. In addition, the Company was required to make annual exploration expenditures of $10.00 per acre during the first two years and $20.00 per acre during the last three years.

           The Mineral Exploration Permit was limited to minerals owned by the State of Arizona and to which there was no reservation by a predecessor in title to the State of Arizona. The permit only allowed the Company to remove minerals from the land that were required for sampling, assay and metallurgical testing purposes. The Company was

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required  to fill any holes, ditches, or other excavations as may be required by the Arizona State Land Commissioner, and so far as reasonably possible, restore the surface to its former condition.

           The Company intended to explore the Goldstone Prospect area which was subject to the Mineral Exploration Permit and located in the north half of the southwest quarter and south half of the northwest quarter of Section 28 T20S R23E SE of Coshise County, Arizona. The Goldstone Prospect was exploratory property and did not have any proven mineral reserves. Prior to the Company's acquisition of the Mineral Exploration Permit, Mr. Halterman, CPG, RPG, prepared a report dated December 15, 1997 for the purpose of evaluating the Goldstone Prospect. See Exhibit 10.3.

           Based on this report, management believed the Goldstone Prospect represented a large epithermal gold system that shared many common characteristics with other systems that host disseminated gold deposits in the western United States. The report also indicated that there was a mineralized trend on the Goldstone Prospect which paralleled the northwest trending range front faults trend, extending at least two miles along strike. All known significant mineralization occured within one-half mile of the range front. Management believed the most significant mineralization appeared to occur within one-quarter mile of this structure. Management believed that this gave a strong indication that the source of the gold mineralization probably lies west at an unknown depth in the valley just off the range front. The epithermal nature of the mineralization also indicated that it would not lie at a great depth.

           Management adopted the recommendations as set forth in Mr. Halterman's report. The recommendations consisted of two phases. The first phase, with an estimated cost of $20,500, was limited to defining the drilling targets for the phase two exploration program. The phase two exploration program involved the offsetting of the unoffset mineralized drill holes on the edges of the edges of the mineral body, offsetting other known mineralization, and offsetting the mineralization found by prior exploration by other companies along the range-front fault and testing geochemical targets. The approximate cost of the phase two exploration program was $80,000.

           During implementation and further investigation of the planned operations, the Company decided not to renew the permit issued by the State of Arizona. The Company did not pay the annual renew fee of $1,600, which was due on September 16, 1999. The Company's decision, in large part, was based on its inability to secure funding to finance the adopted exploration program and the decline of the world market price of gold. As a result, the Company allowed the mineral exploration permit to terminate. The Company is no longer allowed to explore for gold mineralization within the permit area. To the extent necessary, the Company has restored the property to its prior condition and has no further financial or restoration obligations with respect to the Company's prior operations.

PLAN OF OPERATIONS

           The Company now intends to seek to acquire assets or shares of an entity actively engaged in a business in exchange for its securities. Management has not identified a particular acquisition target and has not entered into any negotiations regarding such an acquisition.

           Depending upon the nature of the relevant business opportunity and the applicable state statutes governing the manner in which the transaction is structured, the Company's sole director expects that he will provide the Company's shareholders with complete disclosure documentation concerning a potential business opportunity and the structure of the proposed business combination prior to consummation. Such disclosure is expected to be in the form of a proxy or information statement. While such disclosure may include audited financial statements of such target entity, there is no assurance that such audited financial statements will be available. The sole director intends to obtain certain assurances of value of the target entity assets prior to consummating such a transaction, with further assurance that audited statements would be provided within sixty days after closing. Closing documents will include representations that the value of the assets conveyed to or otherwise transferred will not materially differ from the representations included in such closing documents, or the transaction will be voidable.




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           Due to the  Company's  intent to remain a shell  corporation  until a merger or acquisition candidate is identified, it is anticipated that its cash requirements shall remain minimal. The Company believes that it has sufficient working capital to fund its operations through June 2000. To raise additional working capital, if required, management believes that the Company may conduct an offering of common stock or obtain short or long-term financing.


           The Company has no employees, other than its sole officer and director, Mr. Leroy Halterman, who is serving without compensation. It is anticipated that the Company will have employees in the future. As President, Secretary and Treasurer of the Company, Mr. Halterman is responsible for conducting the day-to-day operations of the Company. See Part I Item 5. Directors, Executive Officers, Promoters and Control Persons.

           Mr. Halterman may become involved with other companies with a business purpose similar to that of this Company. As a result, potential conflicts of interests may arise in the future. If such a conflict does arise and Mr. Halterman is presented with business opportunities under circumstances where there may be a doubt as to whether the opportunity should belong to the Company, he will disclose the opportunity to the Company.

GENERAL BUSINESS PLAN

           The Company will be seeking, investigating and, if such investigation warrants, acquiring an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of a registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See Part F/S Financial Statements. This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

           The Company may seek a business opportunity with entities that have recently commenced operations, or that wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses and subsidiaries.

           The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

           The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes that the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the Securities Exchange Act of 1934. Nevertheless, the officers and

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directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

           The analysis of new business opportunities will be undertaken by, or under the supervision of, the sole officer and director of the Company, Mr. Leroy Halterman. Mr. Halterman is not a professional business analyst. See Part I Item 5. Directors, Executive Officers, Promoters and Control Persons. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of Mr. Halterman, or by our shareholders. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. The sole officer and director of the Company expects to meet personally with management and key personnel of the business opportunity as part of the "due diligence" investigation. To the extent possible, the Company intends to utilize written reports and personal investigations to evaluate the above factors.

           Management  of the  Company,  while  not  especially  experienced  in matters relating to the new business of the Company, will rely upon his own efforts and, to a much lesser extent, the efforts of our shareholders, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors, except for our legal counsel and accountants, will be utilized by the Company to effectuate its business purposes. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will be paid by the prospective merger/acquisition candidate. We have no contracts or agreements with any outside consultants and none are contemplated.

           We will not restrict our search for any specific kind of firms, but may acquire a venture that is in its preliminary or development stage or is already operating. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. Furthermore, the Company does not intend to seek capital to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated a merger or acquisition.

           It is anticipated that the Company will incur nominal expenses in the implementation of its business plan. Because the Company has minimal capital with which to pay these anticipated expenses, present management of the Company may pre-pay these charges with their personal funds, loans to the Company at fair interest rates. If additional funding is necessary, management and/or shareholders will continue to provide capital or arrange for additional outside funding. However, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate, or an additional issuance of shares of the Company's common stock. If a merger candidate cannot be found in a reasonable period of time, management may be required reconsider its business strategy, which could result in the dissolution of the Company.

ACQUISITION OF OPPORTUNITIES

           In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's director may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell his stock in the Company. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.


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           It  is   anticipated   that  any   securities   issued  in  any  such
reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until a merger or acquisition is consummated, the Company will not attempt to register any additional
securities.   The  issuance  of  substantial  additional  securities  and  their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

           While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company may retain 20% or less of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

           As part of the Company's "due diligence" investigation, the Company's sole officer and director will meet with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and may take other reasonable investigative measures to the extent of the Company's limited financial resources and management expertise. The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

           With respect to any merger or acquisition, negotiations with target company management are expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

           The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties, will specify certain events of default, will detail the terms of closing and the conditions that must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

           The Company will not acquire or merge with any entity that cannot provide independent audited financial statements within a reasonable time after closing of the proposed transaction. The Company will be subject to the reporting requirements of the Securities Exchange Act of 1934. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-KSB. If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Securities Exchange Act of 1934, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be voidable at the discretion of the present management of the Company. If such transaction is voided, the

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agreement will also  contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.

YEAR 2000 DISCLOSURE

           Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the change in the century. If not corrected, many computer applications could fail or create erroneous results even after the year 2000. Because the Company has minimal assets, it is not anticipated that we will incur any negative impact as a result of this potential problem. However, it is possible that this issue may have an impact on us after we successfully consummate a merger or acquisition. Management intends to address this potential problem with any prospective merger or acquisition candidate. There can be no assurances that new management of the Company will be able to avoid a problem in this regard after a merger or acquisition is consummated.

COMPETITION

           The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management expertise, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

RISK FACTORS

           In addition to those described above, the Company's proposed business is subject to numerous risk factors, including the following:

           NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. We have had no recent operating history nor any revenues or earnings from operations since our inception. The Company has no significant assets or financial resources. The Company will, in all likelihood, incur operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss that will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

           SPECULATIVE NATURE OF COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance we will be successful in locating candidates meeting such criteria. In the event we complete a business combination, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

           SCARCITY  OF  AND   COMPETITION   FOR  BUSINESS   OPPORTUNITIES   AND
COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we will also compete in seeking merger or acquisition candidates with numerous other small public companies.

           NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public

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entity. There  can be  no  assurance  that  the  Company will  be  successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance we will be able to negotiate a business combination on terms favorable to the Company.

           NO STANDARDS FOR BUSINESS COMBINATION. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other characteristics that are indicative of development stage companies.

           CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY. While seeking a business combination, management will only be devoting part-time efforts to the business of the Company. The sole officer and director of the Company, Mr. Halterman, does not have a written employment agreement with the Company and is not expected to have one in the foreseeable future. The Company has not obtained key man life insurance on Mr. Halterman. Notwithstanding the limited experience and time commitment of management, loss of the services of Mr. Halterman would adversely affect development of the Company's business and its likelihood of continuing operations. See Part I Item 5. Directors, Executive Officers, Promoters and Control Persons.

           CONFLICTS OF INTEREST - GENERAL. The sole officer and director of the Company may participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the event that the Company's sole officer and director is involved in the management of any firm with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquire, any entity in which management serves as officers, directors or partners, or in which they or their family members own or hold any ownership interest.

           REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Sections 13 and 15(d) of the Securities Exchange Act of 1934 require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Securities Exchange Act of 1934 are applicable.

           LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, we do not have, and do not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance we will be successful in completing any such business combination.

           LACK OF DIVERSIFICATION. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by business opportunities which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

           GOVERNMENT REGULATION. Although the Company will be subject to regulation under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, management believes that the Company will not be subject to regulation under the Investment Company Act of 1940, as amended, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investments interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, a violation of such Act could subject the Company to material adverse consequences.

           In addition, under Section 202(a)(11) of the Investment Advisors Act of 1940, as amended, an "investment advisor" means any person who, for compensation, engages in the business of advising others, either directly or indirectly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities. The Company shall only seek to locate a suitable merger of acquisition candidate, and does not intend to engage in the business of advising others in investment matters for a fee or otherwise.

           PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's common stock held by him or resign as a member of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of the Company's sole officer and director, Mr. Halterman, and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

           REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING A BUSINESS COMBINATION. Our primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

           DISADVANTAGES OF BLANK CHECK OFFERING. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with us. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.


           ABSENCE OF TRADING MARKET. As of May 3, 2000, the Company's common stock was listed for quotation on the OTC-Bulletin Board. However, subsequent to the Company's listing on the OTC-Bulletin Board, the listing requirements were revised. As a result of the revisions, the Company is required to file reports with the Securities and Exchange Commission, and the Company must receive notice that the Securities and Exchange Commission has no further comments on the Company's registration document to remain listed. Due to these revisions, the Company was delisted from the OTC-Bulletin Board on or about May 8, 2000. There is no assurance that a new market will develop for the Company's common stock. Management is seeking market makers to apply to quote the Company's shares in the "pink sheets" published by the National Quotation Bureau, but there are no assurances that the Company's common stock will be quoted in the "pink sheets". As soon as practicable after receiving notice that the Securities and Exchange Commission has no further comments on the Company's registration statement, management intends to seek to have the Company's common stock relisted on the OTC-Bulletin Board. There are no assurances as to when, or if, the Securities and Exchange Commission will finish commenting on the Company's registration statement.


           "PENNY" STOCK REGULATION OF BROKER-DEALER SALES OF COMPANY SECURITIES. For transactions covered by Rule 15g-9 under the Securities Exchange Act of 1934, a broker-dealer must furnish to all investors in penny stocks, a risk disclosure document required by the rule, make a special suitability determination of the purchaser and have received the purchaser's written agreement to the transaction prior to the sale. In order to approve a person's account for transactions in penny stock, the broker or dealer must (i) obtain information concerning the person's financial situation, investment experience and investment objectives; (ii) reasonably determine, based on the information required by paragraph (i) that transactions in penny stock are suitable for the person and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the rights of transactions in penny stock; and (iii) deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination required by paragraph (ii) in this section, stating in a highlighted format that it is unlawful for the broker or dealer to effect a transaction in a designated security subject to the provisions of paragraph (ii) of this section unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and stating in a highlighted format immediately preceding the customer signature line that the broker or dealer is required to provide the person with the written statement and the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience and investment objectives and obtain from the person a manually signed and dated copy of the written statement.

           A penny stock means any equity security other than a security (i) registered, or approved for registration upon notice of issuance on a national securities exchange that makes transaction reports available pursuant to 17 CFR 11Aa3-1 (ii) authorized or approved for authorization upon notice of issuance, for quotation on the Nasdaq NMS ; (iii) that has a price of five dollars or more or . . . . (iv) whose  issuer has net  tangible  assets in excess of  $2,000,000 demonstrated by financial statements dated less than fifteen months previously that the broker or dealer has reviewed and has a reasonable basis to believe are true and complete in relation to the date of the transaction with the person. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities.

           TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination we may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax- free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

           REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES. Management believes that any potential business opportunity must provide audited financial statements for review for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

           FORWARD LOOKING STATEMENTS. Because management desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), the Company cautions readers regarding forward looking statements found in this registration statement and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities and Exchange Commission. Forward looking statements are statements based not on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in many forward looking statements made by or on behalf of the Company. The Company disclaims any obligation to update forward looking statements. Readers should also understand that under Section 27A(b)(2)(D) of the Securities Act of 1933, as amended, and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934, as amended, the "safe harbor" provisions of the PSLRA do not apply to statements made in connection with an initial public offering.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

           Since incorporation on January 26, 1998, the Company has not generated any revenues. For the period from inception through December 31, 1999, the Company recorded a cumulative net loss of $32,521, which included the following costs and expenses: legal ($6,025); consulting ($12,406); transfer agent ($3,384); and accounting and audit ($5,653). For the three months ended March 31, 2000, the Company recorded a net loss of $7,721. These factors, among others, raises substantial and compelling doubt about the Company's ability to continue as a going concern.


           The Company's continued going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing or refinancing as may be required, and ultimately to attain profitability. There are no assurances that the Company will be able to obtain such financing or, if the Company is able to obtain additional financing, that such financing will be on terms favorable to the Company. The inability to obtain additional financing when needed will have a material adverse effect on the Company's operating results.


           At December 31, 1999, the Company had a working capital surplus of $191, as compared to $11,431 at December 31, 1998. At March 31, 2000, the Company had a working capital deficit of $7,530. Funds required to maintain the Company's existence have been provided by related parties.



           The statement of cash flows reflects net cash used in operating activities of $4,928 for the three months ended March 31, 2000. This was offset by $3,289 of net cash provided by financing activities. Since the Company currently has no significant source of revenue, the Company's working capital will be depleted by operating expenses.



           The Company's primary source of working capital has been through sales of common stock. To acquire the Mineral Exploration Permit Number 08-103044 issued by the State of Arizona, the Company issued 500,000 shares of common stock in a private offering. To provide working capital, the Company conducted a subsequent private offering and sold 8,000,000 shares of common stock at a price of $0.0025 per share. The Company then conducted another private offering and sold 50,000 shares of common stock at a price of $0.30 per share. See Part II - Item 4. Recent Sales of Unregistered Securities. From inception through March 31, 2000, the Company has received $26,462 of net proceeds from sales of Common Stock.



           As of December 31, 1999, the Company had a Federal net operating loss carryforward of $32,521, which will expire in the year 2019.


           Since the Company's inception, Mr. Halterman has spent approximately seventy (70) hours on organizing documentation, property acquisitions and seeking capital for the Company. The Company is currently occupying a minimal amount of office space. Management believes that Mr. Halterman's time and the minimal amount of office space are immaterial to the financial position of the Company.


           The above financial data was derived from the unaudited financial statements of the Company as prepared by management as of and for the three months ended March 31, 2000, and the audited financial statements as of and for the year ended December 31, 1999, as audited by Stark Tinter & Associates, LLC. See Part F/S Financial Statements.


ITEM 3.           DESCRIPTION OF PROPERTY.

           The Company is currently using the office of its sole officer and director, Mr. Leroy Halterman, at 11930 Menaul Boulevard, N.E., Suite 107, Albuquerque, New Mexico 87112, without charge.

           The Company does not own any property.

ITEM 4.         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

           The following table provides certain information as to the officers and directors individually and as a group, and the holders of more than 5% of the common stock of the Company, as of May 25, 2000:


NAME AND ADDRESS OF OWNER                                                     NUMBER OF SHARES          PERCENT OF
                                                                                   OWNED                 CLASS (1)<F1>
Leroy Halterman                                  Sole Officer and
11930 Menaul Blvd., N.E., Suite 107                  Director                     500,000                  5.9%
Albuquerque, New Mexico 87112

Abney Trading S A                                Lillian Deleveaux
94 Dowdeswell Street                               President and                  700,000                  8.2%
P.O. Box N-3114                                    Sole Director
Nassau, Bahamas

Sheila Andrews
Bluf Coil Samares Inner Road                                                      700,000                  8.2%
St. Clement FOR
Jersey Channel Islands

Sarah Cabianca                                    Promoter of the
4519 Woodgreen Drive                                   Company                    622,000                  7.3%
West Vancouver, British Columbia
V7S 2T8 Canada

Heath T. Ellingham
7919 Woodhurst Drive                                                              700,000                  8.2%
Burnaby, British Columbia V5A 4C5
Canada

Phyllis Grant
c/o #103-1140 Castle Crescent                                                     700,000                  8.2%
Port Coquitlam, British Columbia
Canada

Dave  S A Jeffrey
1633 West 8th Avenue, Apt. 801                                                    700,000                  8.2%
Vancouver, British Columbia V6J 5H7
Canada

Scott Larson
334 Strand Avenue                                                                 700,000                  8.2%
New Westminister, British Columbia
V3L 3J2 Canada

Charles Phillips
55 Lateward Road                                                                  700,000                  8.2%
Brentford Middlesex TW8 0PL
England

Sheldon Silverman
#700-1190 Melville Street                                                         700,000                  8.2%
Vancouver, British Columbia
V6E 3W1 Canada

Carey Whitehead
7117 Antrim Avenue, Apt. 201                                                      700,000                  8.2%
Burnaby, British Columbia V5J


                                       12


NAME AND ADDRESS OF OWNER                                                     NUMBER OF SHARES          PERCENT OF
                                                                                   OWNED                 CLASS (1)<F1>

Officers and Directors as a group                                                 500,000                  5.9%
(1 person)


<F1>
           (1) This table is based on 8,550,000 shares of common stock outstanding on May 25, 2000. Where the persons listed on this table have the right to obtain additional shares of common stock within 60 days from May 25, 2000, these additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage of any other person. This table does not include the 8.5% of shares being held by Cede & Co., located in New York, New York.




ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The officers and directors of the Company are as follows:

NAME                     AGE                           POSITION
Leroy Halterman          54                            Sole Officer and Director

           The term of office of the director of the Company ends at the next annual meeting of the Company's stockholders or when the director's successor is elected and qualified. No date for the next annual meeting of stockholders is specified in the Company's Bylaws, nor has a meeting been fixed by the Board of Directors. The term of office of the sole officer of the Company ends at the next annual meeting of the Company's Board of Directors, which is expected to take place immediately after the next annual meeting of stockholders, or when such officer's successor is elected and qualified.


           LEROY HALTERMAN, SOLE OFFICER AND DIRECTOR. Mr. Halterman has been a certified professional geologist for 21 years. In 1968, Mr. Halterman graduated from the Missouri School of Mines, Rolla, with a Bachelor of Science degree in Geology. Mr. Halterman performed additional work at the University of New Mexico from 1969-70, focusing on hydrology and submarine geology. However, Mr. Halterman did not receive a graduate degree. Since 1985 , Mr. Halterman has been a consulting geologist for MinSearch, Inc., located in Albuquerque, New Mexico ("MinSearch"). Mr. Halterman's responsibilities at MinSearch include the evaluation of mineral and petroleum deposits, and ac- cumulations in various geological environments. Mr. Halterman's evaluations included all phases of the projects from generation through exploration, reserve estimating, testing, and mine planning. He has similar experience in petroleum, including prospect generation and exploration, as well as all phases of well completion and production. His production specialties include computerized reserve estimation (both volumetic and decline), production records, and production and transport agreements for both oil and gas. Mr. Halterman is also the president, director, and a principal shareholder of Consolidated North American Resources, a private company in the oil and gas industry, and is the sole director of Tiberon Resources Ltd., a Nevada corporation engaged in the exploration of natural resources.


           In addition to consulting, Mr. Halterman has emphasized in natural resource appraisals, and damage calculations, both of which included environmental evaluations and site assessments. Environmental problems and potential problems encompassed in these type of assessments included hazardous material and chemicals located in abandoned dumps, mills, mines and other structures, ground and surface water contamination and pathways, underground storage tanks, and above ground storage tanks, kinetic and structural hazards, unstable surfaces, induced erosion problems, and explosives. Within the past six years, Mr. Halterman perfomed a total of 20 natural resource evaluations and appraisals according to Uniform Appraisal Standards for Federal Land Acquisitions for such clients as the United States Park Service, the United States Department of Justice, the Nature Conservatory, Wellington Financial, and Maximum Resources.

           From 1983 to 1985, Mr. Halterman was the Vice President of Exploration for Goldsill Mining and Milling, Inc., a corporation located in Denver, Colorado. Mr. Halterman was responsible for coordination, evaluation, acquisition, and management of the company's exploration programs and budgets for both precious metals and petroleum. The company focused its precious metals efforts in Saskatchewan, Canada, and in Arizona, Montana and Nevada. Prior to becoming the Vice President, Mr. Halterman was responsible for a district office engaged in the exploration and acquisition of commercial uranium deposits. He was thereafter promoted to Minerals Manager, and was responsible for overseeing the company's precious metals programs and budgets in the Western United States and locations in Canada. Mr. Halterman began working with Goldsill Mining and Milling, Inc. in 1979.

           From 1975 to 1979, Mr. Halterman was the Senior Exploration Geologist for Philips Petroleum Corporation. He was responsible for generating, recommending, acquiring, and administering uranium prospects in New Mexico, Arizona, Colorado, Utah, Nevada, California and Texas. From 1968 to 1975, Mr. Halterman was a Geologist for Gulf Oil Corporation. His duties included geologic evaluation of uranium, coal base and precious metal prospects.

           Mr. Halterman is a member of the American Association of Petroleum Geologists and the Society for Mining, Metallurgy and Exploration.

           As shown above, however, Mr. Halterman does not have direct or indirect experience in identifying emerging companies for investment and/or business combinations. Mr. Halterman is also associated with other entities involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in his acting as an officer and director of the Company.

           Mr. Halterman may be deemed to be the "promoter" and "parent" of the Company within the meaning of the Rules and Regulations promulgated under the Act. Mr. Kenneth Cabianca may be deemed to be a "promoter" of the Company within the meaning of the Rules and Regulations promulgated under the Act.

ITEM 6.           EXECUTIVE COMPENSATION.

           Mr. Halterman is serving without any compensation. If the Company generates revenues from operations after consummation of a merger or acquisition, it is anticipated that executive officers will be compensated by the Company. The following table sets forth information for the sole officer of the Company, Mr. Halterman:


                                                                                LONG TERM COMPENSATION
                                        ANNUAL COMPENSATION                      AWARDS               PAYOUTS
                                                             OTHER      RESTRICTED
NAME AND                                                    ANNUAL         STOCK          OP-           LTIP        ALL OTHER
PRINCIPAL                                                   COMPEN-      AWARD(S)     TIONS/SARS    PAYOUTS ($)      COMPEN-
POSITION           YEAR         SALARY         BONUS      SATION ($)        ($)           ($)                      SATION ($)

Leroy              1998         -0-(1)<F1>      -0-           -0-           -0-           -0-           -0-            -0-
Halterman,         1999          -0-            -0-           -0-           -0-           -0-           -0-            -0-
President

<F1>
(1) Does not indicate consulting fees paid to Mr. Halterman. See Item 7. Certain Relationships and Related Transactions.


           There are no employment agreements with the executive officer of the Company. The Company does not pay compensation to its director, nor does the Company compensate its director for attendance at meetings. The Company does reimburse the director for reasonable expenses incurred during the course of his performance. The Company does not offer stock options or similar incentive compensation to its officer or director. The Company anticipates that some form of incentive based compensation may be offered in the future.

           It is possible that, after the Company successfully consummates a merger or acquisition, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Management has agreed to disclose to the Company's

Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company.

           It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finder's fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan.

           No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


           Carey Whitehead, Scott Larson and Sarah Cabianca, shareholders of the Company, advanced $5,000 to the Company to pay for the Company's initial legal retainer. The Company reimbursed them through the issuance of its common stock in 1998. Sarah Cabianca is the daughter of Kenneth Cabianca, a promoter of the Company.


           On March 28, 1998, the Company entered into an Assignment of Lease and Purchase Option agreement with Mr. Leroy Halterman, the Company's sole officer and director, to acquire a mineral exploration permit. See Exhibit 10.1. According to the agreement, Mr. Halterman assigned to the Company all of his rights and interests in the Mineral Exploration Permit Number 08-103044 issued by the State of Arizona in exchange for 500,000 shares of the Company's common stock. See Exhibit 10.2. The Company assumed all of the terms and obligations of the permit, and the deemed value of the permit was $1,250.

           In determining the Company's prior plan of operations, the Company used the report and evaluation of the Goldstone Prospect created by Mr. Halterman on December 15, 1997. Please see Exhibit 10.3.

           During 1998 the Company paid $3,287 to Downtown Consulting, a company owned and controlled by Sarah Cabianca. Sarah Cabianca is the daughter of Kenneth Cabianca, a promoter of the Company. Sarah Cabianca is also a principal shareholder of the Company.


           During the three months ended, March 31, 2000,  the Company  received
small  loans  totaling  $3,289 from  Downtown  Consulting.   The  loans  have no
specific terms of repayment or interest.



           From inception through December 31, 1999, Mr. Halterman has provided consulting services to the Company in the amount of $4,579. On August 11, 1999, the Company also paid an amount of $2,000 in consulting fees to 465628 B.C.
Ltd., a separate company controlled by Sheldon Silverman, a shareholder of the Company, and Kenneth Cabianca, a promoter of the Company. Sheldon Silverman is also a principal shareholder of the Company.


           On February 17, 1999, the Company paid an expense in the amount of $142 on behalf of MinSearch, a related company owned and operated by Mr. Halterman. MinSearch repaid the Company on June 11, 1999.

           Mr. Halterman posted a $3,000 cash bond on the property, which has been repaid to Mr. Halterman.


           Mr. Halterman may be deemed to be the "promoter" and "parent" of the Company within the meaning of the Rules and Regulations promulgated under the Act. Mr. Kenneth Cabianca and Ms. Sarah Cabianca may be deemed to be "promoters" of the Company withn the meaning of the Rules and Regulations promulgated under the Act.

ITEM 8.           DESCRIPTION OF SECURITIES.

           The authorized capital stock of the Company consists of 50,000,000 shares of common stock, each with $0.001 par value per share, and 5,000,000 shares of preferred stock, each with $.001 par value per share.

COMMON STOCK

           Each share of common stock has one vote with respect to all matters voted upon by the shareholders. The shares of common stock do not have cumulative voting rights.

           Holders of common stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds of the Company legally available therefor. The Company has never declared a dividend on its common stock and has no present intention of declaring any dividends in the future.

           Holders of common stock do not have any preemptive rights or other rights to subscribe for additional shares, or any conversion rights. Upon a liquidation, dissolution, or winding up of the affairs of the Company, holders of the common stock will be entitled to share ratably in the assets available for distribution to such stockholders after the payment of all liabilities.

           The outstanding shares of the common stock of the Company are fully paid and non-assessable.

           The registrar and transfer agent for the Company's Common Stock is American Securities Transfer & Trust, Inc., 12309 W. Alameda Parkway, Suite Z-2, Lakewood, Colorado 80228.

PREFERRED STOCK

           The Articles of Incorporation permit the Board of Directors, without further shareholder authorization, to issue preferred stock in one or more series and to fix the price and the terms and provisions of each series, including dividend rights and preferences, conversion rights, voting rights, redemption rights, and rights on liquidation, including preferences over the common stock, all of which could adversely affect the rights of the holders of the common stock. The Board of Directors has not issued nor established a series of preferred stock.

                                     PART II


ITEM 1.           MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.


           The Company's common stock has traded on the OTC-Bulletin Board operated by the NASD since October 2, 1998. From October 2, 1998 until April 3, 2000, the Company's common stock traded under the symbol "RIMP". On April 4, 2000, the Company's symbol changed to "RIMPE" to indicate that the Company was subject to being delisted based upon the NASD's rules regarding the registration status of quoted companies. The Company was delisted from the OTC-Bulletin Board on May 8, 2000. The company's common Stock is not traded on any exchange or quoted on any board. As soon as practicable after receiving notice that the Securities and Exchange Commission has no further comments on the Company's registration statement, management intends to seek to have the Company's common stock relisted on the OTC-Bulletin Board. There are no assurances as to when, or if, the Securities and Exchange Commission will finish commenting on the Company's registration statement.


           The range of high and low bid prices for each fiscal quarter for 1998 and 1999, as reported by the OTC-Bulletin Board, is as follows:

                                                 BID OR TRADE PRICES

1999 FISCAL YEAR                            HIGH                      LOW

Quarter Ending 03/31/99.................    $0.375                    $0.125
Quarter Ending 06/30/99.................    $0.750                    $0.450
Quarter Ending 09/30/99.................    $1.320                    $0.750
Quarter Ending 12/31/99.................    $1.000                    $0.750

1998 FISCAL YEAR                            HIGH                      LOW

Quarter Ending 12/31/98.................    $1.063                    $0.375


           As of May 24, 2000, there were five market makers in the Company's shares. The last reported trade by the OTC-Bulletin Board was on April 17, 2000 at $1.375 per share.


           The above quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

           As of May 2, 2000, there were 14 record holders of the Company's Common Stock, including shares held by the Company as treasury shares.

           During the last two fiscal years, no cash dividends have been declared on the Company's Common Stock.

ITEM 2.          LEGAL PROCEEDINGS.

         None.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCING DISCLOSURE.

         None.

ITEM 4.          RECENT SALES OF UNREGISTERED SECURITIES.

           Since the Company's inception, it has sold shares of common stock which were not registered under the Securities Act of 1933, as amended.

           On February 5, 1998, in exchange for the Mineral Exploration Permit Number 08-103044, the Company issued 500,000 shares of common stock to Mr. Leroy Halterman, at a deemed price of $0.0025 per share, pursuant to Section 3(b) and 4(2) of the Securities Act of 1933, as amended, and Rule 504 of Regulation D promulgated thereunder.

           On March 25, 1998, the Company conducted a private offering and sold 8,000,000 shares of common stock at a price of $0.0025 per share pursuant to
Section 3(b) and 4(2) of the Securities Act of 1933, as amended, and Rule 504 of Regulation D promulgated thereunder. The shares were sold to 12 purchasers who were solicited by Mr. Halterman. The purchasers were friends, family and associates of Mr. Halterman and Mr. Cabianca.

           On May 14, 1998, the Company conducted another private offering and sold 50,000 shares of common stock at a price of $0.30 per share pursuant to
Section 3(b) and 4(2) of the Securities Act of 1933, as amended, and Rule 504 of Regulation D promulgated thereunder. The shares were sold to 30 purchasers who were solicited by Mr. Halterman. The purchasers were friends, family and associates of Mr. Halterman and Mr. Cabianca.

           No underwriting discounts or commissions were paid in either offering in that such transactions did not involve any public offering.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS.

           Section 78.7502 of the General Corporation Law of Nevada and Article V and Article VI of the Company's Articles of Incorporation permit the Company to indemnify its officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in the Company's best interests or not opposed to the Company's best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the corporation in which the officer or director was adjudged liable to the corporation or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.

                                    PART F/S


                         INDEX TO FINANCIAL STATEMENTS.


UNAUDITED FINANCIAL STATEMENTS AS PREPARED BY MANAGEMENT

         Balance Sheet as of March 31, 2000 (unaudited)                                          F-1

         Statement of Operations For The Three Months Ended March 31, 2000
            and 1999 (unaudited)                                                                 F-2

         Statement of Cash Flows For The Three Months Ended March 31, 2000
            and 1999 (unaudited)                                                                 F-3

         Notes to Financial Statements (unaudited)                                               F-4


AUDITED FINANCIAL STATEMENTS BY STARK TINTER & ASSOCIATES, LLC

         Independent Auditors' Report from Stark Tinter & Associates, P.C.                       F-5

         Balance Sheet as of December 31, 1999                                                   F-6

         Statement of Operations For The Year Ended December 31, 1999 and for
            the Period from January 26, 1998 (Inception) through December 31,
            1998, and for the Period from January 26, 1998 (inception) through
            December 31, 1999                                                                    F-7

         Statement of Stockholder's Equity For The Period January 26, 1998 (Inception) to
            December 31, 1999                                                                    F-8

         Statements of Cash Flows For The Year Ended December 31, 1999 and for the Period January 26, 1998 (Inception) through December 31, 1998, and for the Period January 26, 1998 (Inception) through December 31,
            1999 F-9

         Notes to Financial Statements                                                           F-10



                              Rimpac Resources Ltd
                          (A Development Stage Company)
                                  Balance Sheet
                                   (unaudited)


                                                               March 31,
                                                                 2000
                                                             ------------
                              ASSETS

          Current assets:
            Cash                                             $        564
                                                             ============




                   LIABILITIES AND STOCKHOLDERS'
                             (DEFICIT)

          Current liabilites:
            Accounts payable                                 $      4,805
            Related party payable                                   3,289
                                                             ------------
                                                                    8,094

          Stockholders' (deficit) :
            Preferred stock, $0.01 par value,
              1,000,000 undesignated shares
          authorized                                                 0.00
            Common stock, $0.001 par value,
              50,000,000 shares authorized,
              8,550,000 shares issued and
          outstanding                                               8,550
              Additional paid in capital                           24,162
              (Deficit) accumulated during the
          development stage                                       (40,242)
                                                             ------------
          Total stockholders' (deficit)                            (7,530)
                                                             ------------

                                                             $        564
                                                             ============


    The accompanying notes are an integral part of the financial statements.

                              Rimpac Resources Ltd.
                          (A Development Stage Company)
                            Statements of Operations
                                   (unaudited)



                                                                                       January 26, 1988
                                                  Three months        Three months       (inception)
                                                    ended                ended             Through
                                                 March 31, 1999      March 31, 2000     March 31, 2000
                                                --------------       ---------------   ----------------

Revenue                                         $            0       $             0   $          0.00

Costs and expenses:
  General and administrative                             2,281                 7,667            36,987
  Amortization                                              64                     0             1,283
                                                --------------       ---------------   ---------------

(Loss) from operations                                  (2,345)               (7,667)          (38,270)
                                                --------------       ---------------   ---------------

Other income (expense):
  Foreign currency transaction gain (loss)                  60                   (54)             (722)
  Loss on mineral claims                                     0                     0            (1,250)
                                                --------------       ---------------   ---------------
                                                            60                   (54)           (1,972)
                                                --------------       ---------------   ---------------

Net (loss)                                      $       (2,285)      $        (7,721)  $       (40,242)
                                                ==============       ===============   ===============


Per share information:

  Weighted average number
  of common shares outstanding - basic
and diluted                                          8,550,000             8,550,000         7,055,804
                                                ==============       ===============   ===============

  Net (loss) per common share - basic and
diluted                                         $     (0.00)         $      (0.00)     $      (0.01)
                                                ==============       ===============   ===============


    The accompanying notes are an integral part of the financial statements.

                              Rimpac Resources Ltd.
                          (A Development Stage Company)
                            Statements of Cash Flows
                                   (unaudited)


                                                                                                 January 26, 1988
                                                            Three months        Three months       (inception)
                                                               ended                ended             Through
                                                           March 31, 1999      March 31, 2000     March 31, 2000
                                                           --------------      ---------------   ----------------

Cash flows from operating activities:
Net (loss)                                                 $      (2,285)      $       (7,721)    $      (40,242)
Adjustments to reconcile net (loss) to net
  cash used in operating activities:
  Amortization                                                        64                    0              1,283
  Write off of mineral claims                                          0                    0              1,250
  Increase (decrease) in accounts payable                           (337)               2,793              4,805
  Common stock issued for assignment
     of mineral property rights                                        0                    0              1,250
                                                           --------------      ---------------    ---------------
Net cash (used in) operating activities                           (2,558)              (4,928)           (31,654)
                                                           --------------      ---------------    ---------------

Cash flows from investing activities:
  Investment in mineral claims                                         0                    0             (1,250)
  Organization costs                                                   0                    0             (1,283)
                                                           --------------      ---------------    ---------------
Net cash (used in) investing activities                                0                    0             (2,533)
                                                           --------------      ---------------    ---------------

Cash flows from financing activities:
  Proceeds from loan from related party                                0                3,289              3,289
  Proceeds from stock sales, net of
    issuance costs                                                     0                    0             26,462
 Proceeds from advances                                                0                    0              5,000
                                                           --------------      ---------------    ---------------
Net cash provided by financing activities                              0                3,289             34,751
                                                           --------------      ---------------    ---------------

Net increase (decrease) in cash                                   (2,558)              (1,639)               564

Beginning cash                                                    13,126                2,203                  0
                                                           --------------      ---------------    ---------------
Ending cash                                                $      10,568       $          564     $          564
                                                           ==============      ===============    ===============


Supplemental cash flow information:
  Cash paid for:   interest                                            0                    0                  0
                   income taxes                                        0                    0                  0

Non-cash investing and financing activities:
  Issuance of common stock as repayment of advances        $           0       $            0     $        5,000

  Issuance of common stock for assignment of
   mineral property rights                                 $           0       $            0     $        1,250


    The accompanying notes are an integral part of the financial statements.

                             Rimpac Resources, Ltd.
                         (A Development Stage Company)
                         Notes to Financial Statements
                                  (Unaudited)


Note 1.  BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation, have been included in the accompanying unaudited financial statements. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the full year. For further information, refer to the financial statements and notes therto, included in the Company's registration statement on Form 10-SB, file number 0-29481.

Note 2.  RELATED PARTY TRANSACTION

During the three months ended, March 31, 2000, the Company received small loans totaling $3,289 from a related party. The loans have no specific terms of repayment or interest.

                         REPORT OF INDEPENDENT AUDITORS


Shareholders and Board of Directors
Rimpac Resources Ltd.
Albuquerque, New Mexico


We have audited the accompanying balance sheet of Rimpac Resources Ltd. (a development stage company) as of December 31, 1999 and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1999, the period from January 26, 1998 (inception) to December 31, 1998, and the period from January 26, 1998 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rimpac Resources Ltd. (a development stage company) as of December 31, 1999, and the results of its operations, and its cash flows for the year ended December 31, 1999, the period from January 26, 1998 (inception) to December 31, 1998, and the period from January 26, 1998 (inception) to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations. This factor raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Stark Tinter & Associates, LLC

/s/Stark Tinter & Associates, LLC

Denver, Colorado
March 20, 2000

                             Rimpac Resources Ltd.
                         (A Development Stage Company)
                                 Balance Sheet
                               December 31, 1999


                                     ASSETS

         Current assets:
           Cash                                       $         2,203
                                                      ================

                                                      $         2,203
                                                      ================


                      LIABILITIES AND STOCKHOLDERS' EQUITY

         Current liabilities:
           Accounts payable                           $         2,012
                                                      ================

         Stockholders' equity
           Preferred stock, $0.01 par value,
             1,000,000 undesignated shares authorized             -
           Common stock, $0.001 par value,
             50,000,000 shares authorized,
             8,550,000 shares issued and outstanding            8,550
           Additional paid in capital                          24,162
           Deficit accumulated during the
             development stage                                (32,521)
           Total stockholders' equity                             191
                                                      ================

                                                      $         2,203
                                                      ================




    The accompanying notes are an integral part of the financial statements.

                              Rimpac Resources Ltd.
                          (A Development Stage Company)
                            Statements of Operations

                                                                                January 26,        January 26,
                                                                                    1998               1998
                                                                                (inception)        (inception)
                                                             Year Ended           Through            Through
                                                              December            December           December
                                                              31, 1999            31, 1998           31, 1999
                                                           ===============    ================   ================

Revenue                                                    $          -       $          -       $           -

Costs and expenses:
  General and administrative                                       11,352              17,968             29,320
  Amortization                                                      1,026                 257              1,283
                                                           ===============    ================   ================

(Loss) from operations                                            (12,378)            (18,225)           (30,603)
                                                           ===============    ================   ================

Other income (expense):
  Foreign currency transaction gain (loss)                            112                (780)              (668)
  (Loss) on mineral claims                                         (1,250)                -               (1,250)
                                                           ===============    ================   ================
                                                                   (1,138)               (780)            (1,918)
                                                           ===============    ================   ================

Net (loss)                                                 $      (13,516)    $       (19,005)   $       (32,521)
                                                           ===============    ================   ================

Per share information:

  Weighted average number
  of common shares outstanding - basic and diluted              8,550,000           5,193,175          6,871,588
                                                           ===============    ================   ================

Net (loss) per common share - basic and diluted            $        (0.00)    $         (0.00)   $         (0.00)
                                                           ===============    ================   ================


    The accompanying notes are an integral part of the financial statements.

                              Rimpac Resources Ltd.
                          (A Development Stage Company)
                        Statement of Stockholders' Equity
      For the Period January 26, 1998 (Inception) through December 31, 1999





                                                                                                       Deficit
                                                                                                     Accumulated
                                                    Common Stock                                      During the
                                             ----------------------------      Additional            Development
                                                Shares         Amount        Paid in Capital            Stage              Total
                                             =======================================================================================

Balance, January 26, 1998 (inception)                 -      $      -      $              -      $             -       $       -

Issuance of stock for
  cash at $0.0025 per share
  (net of issuance costs)                       6,000,000         6,000                 5,462                  -             11,462

Issuance of stock for
  repayment of advances
  at $0.0025 per share                          2,000,000         2,000                 3,000                  -              5,000


Issuance of stock in exchange for
  assignment of mineral property rights           500,000           500                   750                                 1,250

Issuance of stock for
  cash at $0.30 per share                          50,000            50                14,950                                15,000

Net (loss) for the period ended
December 31, 1998                                     -             -                     -                 (19,005)        (19,005)
                                             =============   ===========   ===================   ===================   =============

Balance, December 31, 1998                      8,550,000         8,550                24,162               (19,005)         13,707

Net (loss) for the year ended
December 31, 1999                                                                                           (13,516)        (13,516)
                                             =============   ===========   ===================   ===================   =============

Balance, December 31, 1999                      8,550,000    $    8,550    $           24,162    $          (32,521)   $        191
                                             =============   ===========   ===================   ===================   =============




    The accompanying notes are an integral part of the financial statements.

                              Rimpac Resources Ltd.
                          (A Development Stage Company)
                            Statements of Cash Flows

                                                                             January 26,        January 26,
                                                                                1998               1998
                                                                             (Inception)        (Inception)
                                                          Year Ended           Through            Through
                                                           December           December           December
                                                           31, 1999           31, 1998           31, 1999
                                                      ==================  =================  =================

Cash flows from operating activities:
Net (loss)                                            $         (13,516)  $        (19,005)  $        (32,521)
Adjustments to reconcile net (loss) to net
  cash used in operating activities:
  Amortization                                                    1,026                257              1,283
  Write off of mineral claims                                     1,250                -                1,250
  Increase in accounts payable                                      317              1,695              2,012
  Common stock issued for assignment
    of mineral property rights                                      -                1,250              1,250
Net cash (used in) operating activities                         (10,923)           (15,803)           (26,726)
                                                      ==================  =================  =================

Cash flows from investing activities:
  Investment in mineral claims                                      -               (1,250)            (1,250)
  Organization costs                                                -               (1,283)            (1,283)
Net cash (used in) investing activities                             -               (2,533)            (2,533)
                                                      ==================  =================  =================

Cash flows from financing activities:
  Proceeds from stock issuance, net of
    issuance costs                                                  -               26,462             26,462
  Proceeds from advances                                            -                5,000              5,000
Net cash provided by financing activities                           -               31,462             31,462
                                                      ==================  =================  =================

Net increase (decrease) in cash                                 (10,923)            13,126              2,203

Beginning cash                                                   13,126                -                  -

Ending cash                                           $           2,203   $         13,126   $          2,203
                                                      ==================  =================  =================

Supplemental cash flow information:
    Cash paid for:   interest                                       -                  -                  -
                     income taxes                                   -                  -                  -

Non-cash investing and financing activities:
  Issuance of common stock as repayment of
    advances                                          $               -   $          5,000   $          5,000
  Issuance of common stock for assignment of
    mineral property rights                           $               -   $          1,250   $          1,250


    The accompanying notes are an integral part of the financial statements.

                              Rimpac Resources Ltd.
                          (A Development Stage Company)
                        Notes to the Financial Statements


Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was incorporated on January 26, 1998, in the State of Nevada. On September 20, 1999, the Company announced that it discontinued its efforts in the gold mining business due to low commodity prices and the lack of financial commitments. The Company is actively seeking other business opportunities.

Basis of reporting

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Company has experienced recurring losses from operations as a result of its investment in professional and consulting fees necessary to achieve its operating plan which is long-range in nature. For the year ended December 31, 1999 and for the periods January 26, 1998 (inception) to December 31, 1998 and 1999 the Company realized net losses of $13,516, $19,005 and $32,521, respectively.

The Company's ability to continue as a going concern is contingent upon its ability to secure financing, increase ownership equity and attain profitable operations. In addition, the Company's ability to continue as a going concern must be considered in light of the problems, expenses and complications frequently encountered by entrance into established markets.

The Company is pursuing financing for its operations and seeking additional private placement investment. The Company then intends to invest in a business and begin operations. Failure to secure such financing or to raise additional private placement investment may result in the Company depleting its available funds and not being able pay its obligations or begin operations.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Net loss per common share

The Company follows Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). Basic earnings per common share ("EPS") calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding.

                              Rimpac Resources Ltd.
                          (A Development Stage Company)
                        Notes to the Financial Statements


Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of balance sheet classification and the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Financial instruments

The carrying amounts for the company's cash and cash equivalents and accounts payable approximate fair value.

Revenue recognition

The Company recognizes revenue when earned.

Foreign currency exchange and translation

The functional currency of the Company is the U.S. dollar. The Company also has a Canadian dollar bank account it uses for some operations. For reporting purposes, the financial statements are presented in U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation. The balance sheet is translated into U.S. dollars at the exchange rates prevailing at the balance sheet date and the statement of operations and cash flows at the average rates for the relevant periods. The Company does not use foreign exchange contracts, interest rate swaps, or option contracts. Foreign currency transaction gains and losses, for the year ended December 31, 1999, the period from January 26, 1998 (inception) to December 31, 1998, and the period from January 26, 1998 (inception) to December 31, 1999 were $112, $(780), and $(668), respectively and are included in other income (expense).

Comprehensive income

The Company follows Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting and displaying comprehensive income, its components and accumulated balances. SFAS 130 is effective for periods beginning after December 15, 1997. The Company adopted SFAS 130 in 1998.

                              Rimpac Resources Ltd.
                          (A Development Stage Company)
                        Notes to the Financial Statements





Recent Pronouncements

The FASB recently issued Statement No 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The rule now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined if it will early adopt and what the effect of SFAS No. 133 will be on the earnings and financial position of the Company.

Note 2. STOCKHOLDERS' EQUITY

During the period ended December 31, 1998, the Company issued 6,000,000 shares of its $0.001 par value common stock to various investors at $0.0025 per share for cash of $15,000. Issuance costs were $3,538.

Additionally, during the period ended December 31, 1998 50,000 shares of $0.001 par value common stock were issued at $0.30 per share for cash of $15,000.

Note 3. RELATED PARTY TRANSACTIONS

On March 22, 1998, the sole officer and director ("the officer") of the Company assigned his rights and interests in mineral property to the Company in exchange for 500,000 shares of $0.001 common stock at a value of $0.0025 per share or $1,250.

The officer also provided consulting services in the amount of $4,579 to the Company during the period January 26 (inception) to December 31, 1998.

During 1998 the Company paid $3,287 to Downtown Consulting, a company owned and controlled by Sarah Cabianca. Sarah Cabianca is the daughter of Kenneth Cabianca, a promoter of the Company. Sarah Cabianca is also a principal shareholder of the Company.

During the period from January 26, 1998 (inception) to December 31, 1998, three shareholders of the Company advanced to the Company $5,000 for a legal retainer which was reimbursed to the shareholder through the issuance of 2,000,000 shares of common stock at $0.0025 per share.

                              Rimpac Resources Ltd.
                          (A Development Stage Company)
                        Notes to the Financial Statements

On August 11, 1999 the Company paid $1,340 for consulting services provided by a company controlled by a shareholder and a promoter of the company.

Note 4. INCOME TAXES

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes", which requires use of the liability method. FAS 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

Income tax provision (benefit) for income taxes differs from the amounts computed by applying the statutory federal income tax rate of 34% as a result of the following:

                                                                      Period                      Period
                                                                   Jan. 26, 1998                Jan. 26 1998
                                              Year Ended           (inception) to              (inception) to
                                             DEC. 31, 1999         DEC. 31, 1998               DEC. 31, 1999
                                             -------------         -------------               -------------
Computed "expected" tax (benefit)               ($4,595)              ($6,462)                   ($11,057)
Valuation allowance                               4,595                 6,462                      11,057
                                                  -----                 -----                      ------
                                                 $  -                  $  -                       $   -
                                                 ======                ======                     =====


The net deferred tax assets as of December 31, 1999, in the accompanying balance sheet includes the following components:

            Deferred tax asset                           $6,504
            Less valuation allowance                     (6,504)
                                                         -------
                                                         $   -
                                                         =======

The net change in valuation allowance for the year ended December 31, 1999 was $2,703.

The types of temporary differences between the tax basis of assets and their financial reporting amounts that give rise to a significant portion of the deferred tax asset are as follows:

                                                      Temporary           Tax
                                                      DIFFERENCE        EFFECT
                                                      ----------        ------

         Net operating loss carryforward:              $32,521          $6,504
                                                       =======          ======


The net operating loss carry forward will expire in the years 2019.

                              Rimpac Resources Ltd.
                          (A Development Stage Company)
                        Notes to the Financial Statements


Note 5. INVESTMENT IN MINERAL CLAIMS

The mineral claims asset was written off because the Company let the mineral exploration permit expire. The asset was carried on the balance sheet valued at $1,250 and was charged to operations in 1999.

                                    PART III


ITEM 1.         INDEX TO EXHIBITS

-------------------------------------------------------------------------------------------------------------
REGULATION                                                                                    SEQUENTIAL
S-B NUMBER                                   EXHIBIT                                         PAGE NUMBER
-------------------------------------------------------------------------------------------------------------

  3.1               Articles of Incorporation filed January 26, 19981                             N/A
-------------------------------------------------------------------------------------------------------------
  3.2               Bylaws adopted as of January 27, 19981                                        N/A
-------------------------------------------------------------------------------------------------------------
  10.1              Assignment of Lease and Purchase Option between the Company and Leroy         N/A
                    Halterman dated March 22, 19981
-------------------------------------------------------------------------------------------------------------
  10.2              State Land Department, State of Arizona, Mineral Exploration Permit No.       N/A
                    08-103044, dated September 17, 19971
-------------------------------------------------------------------------------------------------------------
  10.3              Goldstone Prospect, Cochise County, Arizona, Section 28, T20S R23E, A         N/A
                    Gold Prospect, dated December 15, 1997, prepared by Leroy Halterman
                    CPG, RPG, Consulting Geologist1
-------------------------------------------------------------------------------------------------------------
   11               Statement Regarding Computation of Per Share Earnings                    See Financial
                                                                                               Statements
-------------------------------------------------------------------------------------------------------------

   27               Financial Data Schedule2                                                      N/A

-------------------------------------------------------------------------------------------------------------


1 Previously filed as an exhibit to the Company's Form 10-SB filed with the Commission on February 14, 2000. File number 0-29481.


2 Incorporated by reference as filed with the Company's Form 10QSB for the Period Ended March 31, 2000.




                                   SIGNATURES

           In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              RIMPAC RESOURCES LTD.



Date: June 8, 2000                            By: /s/ Leroy Halterman
                                                 ------------------------------
                                                 Leroy Halterman, President